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                                                                    EXHIBIT 99.1


                                  PRESS RELEASE
                                  -------------

                             No. Tel. 42/PR110/UHI/03

                   PT PRO INFOKOM INDONESIA AS A NEW TELKOM'S
                      SUBSIDIARY ON E-GOVERNMENT BUSINESS


JAKARTA, 30 JANUARY, 2003, It is hereby announced that on January 29, 2003, PT Pro Infokom Indonesia ("PII"), a new company domiciled in Jakarta, has been established by PT Telekomunikasi Indonesia Tbk ("TELKOM"), PT Perusahaan Listrik Negara ("PLN") and PT Prima Infokom Indonesia, which respectively contributes 51%, 26%, and 24% of ownership.

PII is established to develop a national information network system as the back bone for the development of the Indonesian e-Government. PII will work together with Korea Telecom ("KT") which will provide technical and financial support. Furthermore, KT's involvement will also increase to become a shareholder of PII. The co-operation between TELKOM and PLN on this new company is intended to maximize the utilization of both company's existing infrastructure

PII will act as a service provider that manages the Government Secure Intranet and Government Information Center management where all government institution, including state-owned companies, are expected to take advantage of this network.


[SETIAWAN SULISTYONO SIGNATURE]

SETIAWAN SULISTYONO
HEAD OF INVESTOR RELATIONS UNIT

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.


BANDUNG:                                             JAKARTA:
--------                                             --------
PHONE:   62-22-4527337                               PHONE: 62-21-5215109
FAX:     62-22-7104743                               FAX:   62-21-5220500
E-mail:  investor@telkom.co.id
WEBSITE: WWW.TELKOM.CO.ID